

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Corey Sheahan
General Counsel & Secretary
Acreage Holdings, Inc.
366 Madison Avenue, 14th Floor
New York, New York, 10017

> **Re: Acreage Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 14, 2022**
> **File No. 000-56021**

Dear Corey Sheahan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed December 14, 2022

General

1. It does not appear that you can incorporate by reference the information about Canopy Growth Corporation that is required by Item 14(c)(1) of Schedule 14A and Part B of Form S-4 pursuant to Item 11 of Form S-4, as Canopy's Form 10-K for the fiscal year ended March 31, 2022 was filed one day late, resulting in Canopy not meeting the requirements of General Instruction I.A. of Form S-3. Accordingly, please revise to remove the incorporation by reference of Canopy's filings and confirm that all information required by Item 14(c)(1) of Schedule 14A and Part B of Form S-4 is included in this filing. Alternatively, please tell us why you believe that Canopy is eligible to incorporate by reference. Please also include the required pro forma financial information.

2. For each method of analysis in the Eight Capital Fairness Opinion received by the Special Committee and the Canaccord Genuity Fairness Opinion received by the Board, please revise to provide additional disclosure about the valuation analysis, the underlying data

used in the analysis, and the conclusions drawn by Eight Capital or Canaccord Genuity with respect to the analysis. For example, disclose whether there were high, low, average or median values calculated; identify and include information about the relevant companies considered in the comparable analysis; disclose material financial information and projections that the parties provided and that were used in the discounted cash flow analysis, in rendering the opinions and as referenced in "Other Considerations"; and disclose the data that supports the quantitative and qualitative factors noted as key considerations and conclusions of Eight Capital and Canaccord Genuity.

3. Please revise the Risk Factors subsection on pages 21-22, the Questions and Answers about the Floating Share Arrangement and the Meeting section, and the disclosure of risks on pages 52-54 to discuss the risks to Acreage shareholders, including the impact on them if the benefits of the Floating Share Arrangement are not realized, given that cannabis remains federally illegal in the U.S. These risks should include a discussion of whether Canopy's securities could be delisted from the Nasdaq Global Select Market and the resultant consequences to Acreage shareholders. Also discuss any risks arising from Nasdaq's objection to Canopy's decision to consolidate the financial results of Canopy USA. Similarly, revise the relevant risk factors in the Risk Factors section beginning on page 94 to expand upon these risks.

4. Please disclose the anticipated aggregate consideration to be received by your stockholders pursuant to the Floating Share Arrangement, or tell us why such disclosure is unnecessary. Disclose the terms of the 2019 arrangement and 2020 amended arrangement between you and Canopy, or tell us why such disclosure is unnecessary.

5. Please provide us with your analysis as to whether the transactions described in your filing constitute a going-private transaction pursuant to Rule 13e-3.

6. In the Background to the Floating Share Arrangement section beginning on page 43, please identify the "representatives" of the parties' management and legal teams that participated in the identified activities, meetings and calls. If the parties were represented by counsel, banks or similar parties, please identify such parties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services